Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2016 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 30 March 2017 and the notice of annual general meeting in relation to, among others, the proposed distribution of final dividends for the year ended 31 December 2016 dated 15 May 2017.

The board of directors of the Company proposed to declare a cash final dividend of RMB1(inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totaling approximately RMB982 million based on the total number of 9,817,567,000 shares of the Company, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Tuesday, 11 July 2017 (the “Record Date”) will be entitled to receive the final dividend and the final dividend is expected to be paid to the shareholders on or around Wednesday, 26 July 2017.

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2016, the Company’s register of members of H shares will be closed from Thursday, 6 July 2017 to Tuesday, 11 July 2017, both days inclusive. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Wednesday, 5 July 2017.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Joint Company Secretary

Guangzhou, the People’s Republic of China

21 June 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.